Exhibit No. (a)(11)

AMSTERDAM, SEPTEMBER 24, 1998


PHILIPS ACQUISITION OF ATL ULTRASOUND GAINS REMAINING REGULATORY
APPROVALS

Royal Philips Electronics of The Netherlands (AEX: PHI, NYSE:PHG) and ATL Ultrasound (NASDAQ:ATLI) announce that the remaining necessary regulatory approvals for Philips' acquisition of ATL Ultrasound were today received from the German and Austrian competition authorities. United States clearance for the merger under the Hart Scott Rodino Act was received on August 7, 1998. No further regulatory approvals are necessary.

Philips' tender offer for all of the outstanding shares of ATL, scheduled to expire at 5:00 p.m. EDT, on Monday, September 28, 1998, will be extended to midnight EDT, on Monday, September 28, 1998, to accommodate west coast investors in the United States. As of 5:00 p.m. EDT, on September 23, 1998, approximately
8.5 million Shares, representing approximately 57 per cent of the total outstanding shares have been validly tendered and not withdrawn pursuant to the tender offer.

Philips Media Relations:
Jeremy Cohen
tel. +31 20 5977213

ATL, with headquarters near Seattle, Washington, USA, is a worldwide leader in the development, manufacture, distribution and service of diagnostic medical ultrasound systems. With approximately 50% of revenues coming from international markets, the company serves customers in over 100 countries through 15 subsidiaries and an extensive distributor network. Press releases and other corporate information are available on ATL's web site at http://www.atl.com. Press releases are also available on PR Newswire's Company News-On-Call at http://www.prnewswire.com.

Philips Medical Systems is a leading supplier of diagnostic leading imaging systems and related services worldwide, employing 9,000 people in more than 100 countries. Philips' products are backed by a worldwide network of research and development and sales and service organizations. Philips Medical Systems is part of Royal Philips Electronics of the Netherlands.


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                                                            Exhibit No. (a)(11)


Royal Philips Electronics of the Netherlands is one of the world's biggest electronic companies, with sales of over US $ 39 billion in 1997. It is a global leader in color television sets, lighting, home telephony products, electric shavers and recorded music (PolyGram). Its 255,000 employees in more than 60 countries are active in the areas of lighting, consumer products, components, semiconductors and professional. Philips is quoted on the NYSE, London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.news.philips.com.